STATEMENT OF EXECUTIVE COMPENSATION OF

MAKO MINING CORP.
(the "Company")

All dollar amounts referenced in this Statement of Executive Compensation are expressed in United States dollars, unless otherwise indicated.  References to "C$" are to Canadian dollars.

Compensation Discussion and Analysis

Elements of Executive Compensation

The current executive compensation program of the Company is comprised of a combination of an annual base salary, annual bonus (short-term incentive), and equity-based long-term incentive compensation in the form of stock options ("Options" or "Option-Based Awards"), restricted share units ("RSUs") and/or deferred share units ("DSUs", collectively with RSUs the "Share-Based Awards") granted under the Omnibus Incentive Plan 2021 (the "Omnibus Plan"). Please refer to the "Summary Compensation Table", "Outstanding Share-Based Awards and Option-Based Awards" and "Incentive Plan Awards - Value Vested or Earned During the Financial Year Ended December 31, 2025" below for further information regarding equity-based awards granted to executive officers.

The base salaries paid to officers of the Company are intended to provide fixed levels of pay that reflect each officer's primary duties and responsibilities and the level of skill and experience required to successfully perform their role. The Company's goal is to pay base salaries to its officers that are competitive when compared to those holding similar positions in companies of comparable stage of development and operations within the mining industry in order to attract and retain executive talent in the market in which the Company competes for talent. Base salaries are reviewed annually by the Compensation, Corporate Governance and Nominating Committee (the "CCGN Committee") of the Board of Directors of the Company (the "Board").

In September 2022, upon recommendation of the CCGN Committee, the Board approved and adopted a short-term incentive plan for the senior executives of the Company (the "Scorecard"), which includes Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO'), Chief Operating Officer ("COO"), the President and any Vice-President, in connection with determining annual bonuses and equity-based awards to be paid to such executives. The Scorecard for the senior executives includes corporate and individual key performance indicators with the annual bonus calculated as a percentage of base salary.

The following table sets out the target maximum bonus amounts as a percentage of annual salary for the Named Executive Officers ("NEOs") in 2025:

Named Executive Officer	Position	Maximum Annual Bonus Target (Percentage of Annual Salary)
Akiba Leisman	CEO	150%
Jesse Munoz	COO	100%
Steve Parsons	President	75%
Ezequiel Sirotinsky	CFO	50%
Frank Powell	VP Exploration	50%

The following table sets out performance weighting between corporate objectives and individual objectives for the NEOs in 2025:

Named Executive Officer	Position	Corporate KPIs	Individual KPIs
Akiba Leisman	CEO	80%	20%
Jesse Munoz	COO	60%	40%
Steve Parsons	President	60%	40%
Ezequiel Sirotinsky	CFO	60%	40%
Frank Powell	VP Exploration	60%	40%

Annual bonuses may be awarded at the sole discretion of the Board, based on recommendations of the CCGN Committee. As part of its duties and responsibilities and in conjunction with year-end assessments, the CCGN Committee reviews the realization of the Company's objectives and targets and meets with management to discuss and consider each element contained in the corporate objectives and targets. The CCGN Committee also meets in camera to discuss this matter.

The Company's 2025 key performance indicators ("KPIs") included in the Scorecard for the 2025 year end (the "2025 Scorecard") include the following corporate KPIs: production, all-in sustaining costs, significant milestones and objectives at the San Albino mine, the Moss mine and the Eagle Mountain project, and safety. Based on the CCGN Committee's assessment, the Board recognized that 97.6% (out of a maximum 120%) of the Corporate KPIs were met. The 2025 Scorecard also included individual KPIs for each NEO.  For 2025, the annual bonus (corporate + individual) was weighted to 80% of the 2025 Scorecard performance with the remaining 20% left to the discretion of the Board, which the Board exercised by giving the maximum of 20%. The resulting annual bonus was paid 70% in cash and 30% in RSUs. The annual bonus earned by each of the NEO is disclosed in the Summary Compensation Table.

The long-term incentives for senior executives are currently provided through awards granted under the Company's Omnibus Plan. The Omnibus Plan is intended to attract, retain and motivate the executive officers and directors, among other eligible participants, of the Company, and to align the interests of those individuals with those of the Company's shareholders with a view to driving growth and enhancing shareholder value. The Omnibus Plan provides such individuals with an opportunity to acquire a proprietary interest in the Company's value growth through the exercise and/or vesting of the equity-based awards. Options, RSUs and/or DSUs are granted at the discretion of the Board, with the assistance of the CCGN Committee, which considers factors such as how other comparable mineral exploration and mining companies grant equity compensation and the potential value that each participant under the Omnibus Plan is contributing to the Company in determining the number of equity-based awards granted to each individual.

Options are granted at an exercise price not less than the five-day weighted average trading price of the Company's common shares for the five trading days immediately preceding the time of grant (as determined in accordance with the Omnibus Plan), and for a term of exercise not exceeding ten years. At the time of grant of an Option, the Board in its discretion may establish vesting conditions in respect of each Option grant, which may include performance criteria related to corporate or individual performance.

RSUs entitle the recipient to receive, upon settlement, shares, cash or a combination thereof as determined by the Board and subject to the provisions of the Omnibus Plan. RSUs that are subject to performance criteria may not become fully vested prior to the expiry of the restricted period. RSUs expire no later than December 31 of the calendar year which commences three years after the calendar year in which the performance of services for which the RSU was granted.

DSUs entitle the recipient to receive, upon settlement, shares or cash or a combination thereof, as determined by the Board, payable after termination of the recipient's service with the Company in accordance with the Omnibus Plan. Participants may elect annually to receive a percentage of their annual base compensation in DSUs. In addition, the Board may award such additional DSUs to a director or executive officer as the Board deems advisable to provide the participant with appropriate equity-based compensation for the services they render to the Company.

The Board believes that a sound executive compensation program directly links pay to performance, emphasizes long-term shareholder value creation and does not encourage excessive risk-taking. The Company's executive compensation framework aligns with the Company's annual and longer-term strategy and reflects compensation practices of companies of similar size and stage of development and operations, in order to ensure the compensation paid is competitive within the Company's industry.

Compensation Policies and Risk Management

The Board considers the implications of the risks associated with the Company's compensation program and practices when determining rewards for its officers. The Board reviews, at least once annually, the risks, if any, associated with the Company's compensation program and practices.

The current executive compensation structure ensures that a significant portion of executive compensation, in the form of equity-based awards, is both long-term and "at risk" and, accordingly, is directly linked to the achievement of business results and the creation of long-term shareholder value. As the benefits of such compensation, if any, are not realized by officers until a significant period of time has passed, the ability of officers to take inappropriate or excessive risks that are beneficial to their short-term compensation at the expense of the Company and the shareholders is mitigated.

Due to the size of the Company and the current level of the Company's activity, the Board is able to closely monitor and consider any risks which may be associated with the Company's compensation program and practices. Risks, if any, may be identified and mitigated through Board meetings during which financial and other information of the Company are reviewed. No risks have been identified arising from the Company's compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Hedging of Economic Risks in the Company's Securities

The Company has not adopted a policy prohibiting directors or officers from purchasing financial instruments that are designed to hedge or offset a decrease in market value of the Company's securities granted as compensation or held, directly or indirectly, by directors or officers. However, the Company is not aware of any directors or officers having entered into this type of transaction.

Clawback Policy

The Board believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company's pay-for-performance compensation philosophy. The Board has therefore adopted a clawback policy, effective February 23, 2026, which provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under United States federal securities laws (the "Clawback Policy"). The Clawback Policy applies to the Company's current and former executive officers, as determined by the Board in accordance with the definition in Section 10D of the Securities Exchange Act of 1934 and Nasdaq Listing Rule 5608, including the Company's CEO, President, CFO or Controller, and each Vice President in charge of a principal business unit, division, or function, and any other officer of the Company or other person (such as an executive officer of a subsidiary) who performs similar policy-making functions for the Company ("Covered Executives"). In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company's material noncompliance with any financial reporting requirement under applicable securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, the Board will require reimbursement or forfeiture of any excess incentive compensation that is granted, earned or vested based wholly or in part on the attainment of a financial reporting measure, including but not limited RSUs, DSUs, Options and annual bonuses received by any Covered Executive during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an accounting restatement. The amount to be recovered will be the excess of the incentive compensation paid to the Covered Executive based on the erroneous data over the incentive compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the Board, without regard to any taxes paid by the Covered Executive in respect of the incentive compensation paid based on the erroneous data. The Board will determine, in its sole discretion, the method for recouping incentive compensation.

Share-Based Awards and Option-Based Awards

The Omnibus Plan has been used to provide Options, RSUs and/or DSUs which are granted in consideration of the level of responsibility of the executive as well as their impact or contribution to the longer-term operating performance of the Company. In determining the number of equity-based awards to be granted to the executive officers, the Board takes into account the number of equity-based awards, if any, previously granted to each executive officer, and the exercise price of any outstanding equity-based awards to ensure that such grants are in accordance with the policies of the TSX Venture Exchange (the "TSXV"), and closely align the interests of the executive officers with the interests of shareholders.

The Board, together with the assistance of the CCGN Committee, has the responsibility to administer the compensation program related to the executive management of the Company, including equity-based awards.

Compensation Governance

The Company's compensation philosophy for its NEOs is designed to attract well qualified individuals in what is essentially an international market by paying competitive base salaries plus short-term incentive compensation in the form of an annual bonus and long-term incentive compensation in the form of share-based awards. In June 2021, the CCGN Committee had retained the Bedford Consulting Group Inc. to provide independent advice to the CCGN Committee in connection with further developing the Company's compensation program, including establishing the STI Plan. The CCGN Committee has not retained the services of any compensation consultant since such time. The CCGN Committee makes its recommendations for the annual bonus and equity-based awards, to the Board, which meets to discuss and determine executive compensation. In making its determinations regarding the various elements of executive compensation, the CCGN Committee carried out an internal benchmark exercise of its executive compensation program at the end of 2025, which included a review of compensation practices of companies of similar size and stage of development and operations to ensure the compensation paid is competitive within the Company's industry and geographic location while taking into account the financial and other resources of the Company. The CCGN committee has adopted a formal benchmarking and peer group comparison for 2026.

The Company's CCGN Committee is currently comprised of Asheef Lalani (independent) as the Chair, John Hick (independent) and Laurie Gaborit (independent). The role of the CCGN Committee is, in part, to assist the Board in approving and monitoring the Company's practices with respect to executive compensation. The CCGN Committee members have significant experience in the mining sector as senior executives and as members of the boards of directors and committees of other public corporations. Each member draws on their respective management and executive compensation experience to provide relevant compensation-related expertise. The Board is confident that the collective experience of the CCGN Committee members ensures that the CCGN Committee has the knowledge and experience to execute its mandate effectively and to make executive compensation decisions in the best interests of the Company.

Summary Compensation Table

The following table discloses the compensation earned by, paid or payable to each NEO in connection with each of the three most recently completed financial years of the Company. "Named Executive Officer" or "NEO" refers to (a) each individual who, during any part of the most recently completed financial year, served as the CEO, including an individual performing functions similar to a CEO; (b) each individual who, during any part of the most recently completed financial year, served as the CFO, including an individual performing functions similar to a CFO; (c) three most highly compensated executive officer, other than the individuals identified in (a) and (b) at the end of the most recently completed financial year whose total compensation was more than C$150,000, for that financial year; and (d) each individual who would be a NEO under (c) but for the fact that the individual was not an executive officer of the Company, and was not acting in a similar capacity, at the end of that financial year. The NEOs of the Company for the year ended December 31, 2025, were Akiba Leisman, the CEO, Ezequiel Sirotinsky, the CFO and Corporate Secretary, Stephen Parsons, the President, Jesse Munoz, the COO, and Frank Powell, the Vice-President of Exploration.

NEO Name and Principal Position	Year	Salary	Share- Based Awards(1)(2)	Option- Based Awards(1)(3)	Non-Equity Incentive Plan Compensation		Pension Value	All Other Compensation	Total Compensation
					Annual Incentive Plans(1)(4)	Long-Term Incentive Plans
		($)	($)	($)	($)	($)	($)	($)	($)
Akiba Leisman(5) CEO	2025	321,616	1,536,272	460,256	305,505	-	-	-	2,623,649
	2024	280,469	671,631	215,507	426,250	-	-	-	1,593,857
	2023	280,569	548,910	-	385,275	-	-	-	1,214,754
Ezequiel Sirotinsky(6) CFO and Corporate Secretary	2025	207,500	414,375	125,803	66,081	-	-	-	813,759
	2024	116,667	82,041	220,929	54,855	-	-	-	474,492
Stephen Parsons(7) President	2025	205,695	444,267	476,137	105,098	-	-	2,352	1,233,549
	2024	93,745	82,041	-	56,849	-	-	1,209	233,844
Jesse Munoz(8) COO	2025	309,350	869,861	258,357	192,708	-	-	79,021	1,709,297
	2024	255,469	347,244	129,304	194,500	-	-	91,991	1,018,508
	2023	255,569	249,505	-	242,000	-	-	110,903	857,977
Frank Powell(9) VP of Exploration	2025	187,222	315,806	95,119	56,596	-	-	21,975	676,717
	2024	183,600	107,389	43,101	57,320	-	-	20,479	411,889
	2023	183,806	-	-	32,820	-	-	19,032	235,658

Notes:

(1) The Share-based Awards, Option-Based Awards and Annual Incentive Plans amounts reported for fiscal years 2023 and 2024 have been restated to reflect the amounts earned in respect of those fiscal years, rather than the amounts paid and / equity-based awards granted during those year. Total compensation for these years has been correspondingly adjusted.

(2) The Company uses the closing market price of the Company's common shares on the TSXV on the date of grant to calculate the grant date fair value of Share-Based Awards.

On April 8, 2026, the Company granted 235,126 RSUs to Mr. Leisman, 63,420 RSUs to Mr. Sirotinsky, 67,995 RSUs to Mr. Parsons, 133,132 RSUs to Mr. Munoz and 48,334 RSUs to Mr. Powell for the year ended December 31, 2025 for the portion of annual bonus paid in RSUs (see footnote 4), long term incentive and a special bonus for completion of Moss Mine and Mt. Hamilton acquisition. The closing market price of the Company's shares on April 8, 2026 was C$9.05 on the TSXV, and the exchange rate used to convert from C$ to $ was 1.3851.

On April 18, 2025, the Company granted 184,663 RSUs to Mr. Leisman, 25,000 RSUs to Mr. Sirotinsky, 25,000 RSUs to Mr. Parsons, 105,814 RSUs to Mr. Munoz and 32,724 RSUs to Mr. Powell for the year ended December 31, 2024 for the portion of annual bonus paid in RSUs (see foot note 4) and/or long term incentive.. Also on April 18, 2025, the Company granted 20,000 DSUs to Mr. Leisman. The closing market price of the Company's shares on April 18, 2025 was C$4.55 on the TSXV, and the exchange rate used to convert from C$ to $ was 1.3865.

On October 13, 2023, the Company granted 550,000 RSUs to Mr. Leisman and 250,000 RSUs to Mr. Munoz for the year ended December 31, 2023. The closing market price of the Company's shares on October 13, 2023 was C$1.36 on the TSXV, and the exchange rate used to convert from C$ to $ was 1.3627.

(3) The Company uses the Black-Scholes pricing model as the methodology to calculate the grant date fair value for options granted, as that's the methodology used in the financial statements.

On April 8, 2026, the Company granted 150,000 options to Mr. Leisman, 41,000 options to Mr. Sirotinsky, 42,800 options to Mr. Parsons, 84,200 options to Mr. Munoz and 31,000 options to Mr. Powell for the year ended December 31, 2025 at an exercise price of C$8.80 pursuant to the Omnibus Plan for a special bonus for completion of Moss Mine and Mt. Hamilton acquisition. The Company used the following key assumptions for grant date fair value of options: (i) closing market price of the Company's share on TSXV of C$9.05, (ii) risk free interest rate of 2.95%; (iii) expected dividend yield of 0%; (iv) expected volatility of 55%; and (v) an expected term of up to five years. The exchange rate used to convert from C$ to $ was 1.3851.

On April 18, 2025, the Company granted 200,000 options to Mr. Parsons as a one-time grant on his appointment as President of the Company at an exercise price of C$4.47 pursuant to the Omnibus Plan. Also on April 18, 2025, the Company granted 125,000 options to Mr. Leisman, 25,000 options to Mr. Sirotinsky, 75,000 options to Mr. Munoz and 25,000 options to Mr. Powell for the year ended December 31, 2024 at an exercise price of C$4.55 pursuant to the Omnibus Plan for the long term incentive. The Company used the following key assumptions for grant date fair value of options: (i) closing market price of the Company's share on TSXV of C$4.25, (ii) risk free interest rate of 2.39%; (iii) expected dividend yield of 0%; (iv) expected volatility of 58%; and (v) an expected term of up to five years. The exchange rate used to convert from C$ to $ was 1.3865.

On June 25, 2024, the Company granted 200,000 options to Mr. Sirotinsky as a one-time grant on his appointment as a CFO of the Company at an exercise price of C$3.31 pursuant to the Omnibus Plan. The Company used the following key assumptions for grant date fair value of options: (i) closing market price of the Company's share on TSXV of C$3.25, (ii) risk free interest rate of 3.51%; (iii) expected dividend yield of 0%; (iv) expected volatility of 65%; and (v) an expected term of up to five years. The exchange rate used to convert from C$ to $ was 1.3675.

(4) Represents the portion of the annual bonus paid in cash. For the year ended December 31, 2025, 70% of the annual bonus was paid in cash, and the remaining 30% was paid in RSUs. Mr. Parsons was paid bonus in C$ and was converted using an exchange rate of $1.00 = C$1.3978.

For the year ended December 31, 2024, Mr. Leisman, Mr. Munoz, and Mr. Powell were paid 50%, 60%, and 70% of their annual bonuses in cash, respectively, with the remaining amounts paid in RSUs. Mr. Parsons was paid bonus in C$ and was converted using an exchange rate of $1.00 = C$1.3713. During the year ended December 31, 2024, included in the amounts reported above, Mr. Leisman, Mr. Munoz, and Mr. Frank were paid $236,500, $47,500, and $11,400, respectively, as special bonuses for the closing of the transaction with Goldsource Mines Inc. For the year ended December 31, 2023, 100% of the annual bonus was paid in cash.

(5) During the financial year ended December 31, 2025, Mr. Leisman was paid $316,250 under his consulting agreement with Mako US and $5,366 (C$7,500 converted using exchange rate $1.3978) pursuant to his employment agreement with the Company.

During the financial year ended December 31, 2024, Mr. Leisman was paid $275,000 under his consulting agreement with Mako US and $5,469 (C$7,500 converted using exchange rate 1.3713) pursuant to his employment agreement with the Company.

During the financial year ended December 31, 2023, Mr. Leisman was paid $275,000 under his consulting agreement with Mako US and $5,569 (C$7,500 converted using exchange rate 1.3467) pursuant to his employment agreement with the Company.

(6) Mr. Sirotinsky was appointed as the CFO and Corporate Secretary of the Company effective June 25, 2024, replacing former CFO and Corporate Secretary Millie Paredes, and is paid under the terms of a consulting agreement with the Company.

(7) During the financial year ended December 31, 2025, Mr. Parsons was paid a salary of C$287,500 under his employment agreement with the Company and reported using an exchange rate of $1.00 = C$1.3978.

During the financial year ended December 31, 2024, after acquisition of Goldsource Mines Inc. by the Company, Mr. Parsons was paid salary of C$128,552 under his employment agreement with Goldsource Mines Inc and reported using an exchange rate of $1.00 = C$1.3713.

(8) During the financial year ended December 31, 2025, Mr. Munoz was paid $303,984 pursuant to the terms of his employment agreement with Mako US and $5,366 (C$7,500 based on an exchange rate of $1.00 = C$1.3978) pursuant to his employment agreement with the Company. Mr. Munoz also received other compensation of $79,021 paid by Mako US, including $55,914 for insurance premiums related to medical, life and disability and $12,308 for a 401(k) plan contribution. Other compensation amounts are calculated based on the aggregate cash cost incurred, being the amounts paid either directly or to third-party vendor on his behalf.

During the financial year ended December 31, 2024, Mr. Munoz was paid $250,000 pursuant to the terms of his employment agreement with Mako US and $5,469 (C$7,500 based on an exchange rate of $1.00 = C$1.3713) pursuant to his employment agreement with the Company.

During the financial year ended December 31, 2023, Mr. Munoz was paid $250,000 pursuant to the terms of his consulting agreement with Mako US and $5,569 (C$7,500 based on an exchange rate of $1.00 = C$1.3467) pursuant to his employment agreement with the Company.

(8) Mr. Powell was appointed Vice-President of Exploration effective June 25, 2024, and is paid under the terms of his employment agreement with Mako US. Prior to this appointment he served as Senior Exploration Manager for the Company. Included in all other compensation are $12,615 paid for medical and life insurance and $9,360 for a 401(k) plan contributions for the year ended December 31, 2025. Other compensation amounts are calculated based on the aggregate cash cost incurred, being the amounts paid either directly or to third-party vendor on his behalf.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out all the option-based and share-based awards outstanding as at December 31, 2025, for each NEO.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (C$)	Option Expiration Date	Value of Unexercised In-The- Money Options(1) ($)	Number of Shares Or Units Of Shares That Have Not Vested(2) (#)	Market or Payout Value Of Share-Based Awards That Have Not Vested(3) ($)	Market or Payout Value Of Vested Share-Based Awards not paid out or distributed (C$)
Akiba Leisman (CEO)	125,000	4.47	April 18, 2030	319,203	571,330(4)	3,322,268	Nil
Ezequiel Sirotinsky (CFO and Corporate Secretary)	25,000	4.47	April 18, 2030	63,841	25,000	145,374	Nil
	133,334	3.31	June 25, 2029	453,332
Stephen Parsons (President)	200,000	4.47	April 18, 2030	510,725	25,000	145,374	Nil
	77,000(5)	1.45	December 1, 2028	366,292
	77,000(5)	1.95	December 15, 2027	338,202
	38,500(5),	3.64	December 13, 2026	121,629
	22,000(5)(6)	5.69	November 13, 2025	36,597
Jesse Munoz (CEO)	75,000	4.47	April 18, 2030	191,522	272,481	1,584,469	Nil
Frank Powell (VP of Exploration)	25,000	4.47	April 18, 2030	63,841	32,724	190,289	Nil
	100,000	2.13	May 12, 2028	426,091

Notes:

(1) Value of unexercised in-the-money Options is calculated based on the difference between the market value of the Company's common shares as at December 31, 2025, and the exercise price of the Options (rounded up to the nearest dollar). The closing price of the Company's shares on the TSXV on December 31, 2025, was C$7.97 per share and the exchange rate used to convert from C$ to $ was 1.3706.

(2) Represents RSUs, except for the DSU referred to in note 4 below.

(3) Market or Payout Value of Share-Based Awards is calculated based on number of awards not yet vested multiplied by market price of the underlying shares as at December 31, 2025. The closing price of the Company's shares on the TSXV on December 31, 2025, was C$7.97 per share and the exchange rate used to convert from C$ to $ was 1.3706.

(4) Includes 20,000 DSUs which will vest upon the ceasing of Mr. Leisman's services to the Company.

(5) These options held by Mr. Parsons are fully-vested and governed by the terms of the amended and restated stock option plan of Goldsource Mines Inc., which the Company assumed upon closing of its acquisition of Goldsource Mines Inc. in July 2024.

(6) Mr. Parsons had a total of 22,000 Options that were set to expire on November 13, 2025, during a Company blackout period and, accordingly, the expiry date was automatically extended to the 10th business day following the end of the blackout period, pursuant to the terms of the Omnibus Plan. These Options were exercised subsequent to December 31, 2025, prior to their expiry.

Incentive Plan Awards - Value Vested or Earned During the Financial Year Ended December 31, 2025.

The following table sets out all the Option-Based Awards and Share-Based Awards that vested during the financial year ended December 31, 2025, for each NEO.

Name	Option-Based Awards - Value Vested During the Year ($)	Share-Based Awards - Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation - Value Earned During the Year ($)
Akiba Leisman, CEO	-	-	-
Ezequiel Sirotinsky, CFO and Corporate Secretary(1)	92,048	-	-
Stephen Parsons, President	-	-	-
Jesse Munoz, COO	-	-	-
Frank Powell, VP of Exploration(2)	42,746	-	-

Notes:

(1) Mr. Sirotinsky had 66,666 Options vest having a value of C$128,665, as the exercise price of the Options are C$3.31, the closing price of the Company's common shares on the TSXV on the date of vesting was C$5.24 and the exchange rate used to convert from C$ to $ was 1.3978.

(2) Mr. Powell had 25,000 Options vest having a value of C$59,750, as the exercise price of the Options are C$2.13 and the closing price of the Company's common shares on the TSXV on the date of vesting was C$4.52 and the exchange rate used to convert from C$ to $ was 1.3978.

Termination and Change of Control Benefits

The Company has entered into the following agreements with its NEOs which provide for potential payments and benefits payable to each NEO in the event of termination of services or change in control occurred on December 31, 2025.

Akiba Leisman, Chief Executive Officer

Mr. Leisman has an employment agreement with the Company, having an effective date of October 1, 2019, to serve as the CEO of the Company and currently receives a base salary under such contract in the amount of C$7,500 per year. Pursuant to the employment agreement, Mr. Leisman provides general management and oversight of all operational, administrative, financial and legal matters affecting the Company and such other additional services as may be agreed to from time to time.  The employment agreement provides that Mr. Leisman may terminate his employment by providing the Company with 60 days prior written notice and, in the event of such termination, Mr. Leisman shall be entitled to all compensation accrued through the effective date of such termination and no further rights to compensation or benefits from the Company.  In the event Mr. Leisman's employment is terminated by the Company without cause, the Company must provide Mr. Leisman with the greater of: (i) twelve (12) months' notice of termination or base salary in lieu of such notice; or (ii) the minimum entitlements to notice of termination and severance pay, if applicable, under the Employment Standards Act, 2000, as amended (the "ESA"). Mr. Leisman's participation under employee benefits will continue for such minimum period as required by the ESA. In the event Mr. Leisman is terminated in connection with a change of control of the Company, he shall be entitled to receive compensation equal to twelve (12) months of his then current base salary, which shall be paid over a twelve-month period, subject to Mr. Leisman executing a non-revocable standard form of release acceptable to the Company.

Mr. Leisman also has a consulting agreement with Mako US Corp. ("Mako US"), the Company's wholly-owned subsidiary, having an effective date of October 1, 2019, as amended under which he provides consulting services to Mako US through his wholly owned company, Xiphias Management Services. Pursuant to the consulting agreement, Mr. Leisman is paid $27,500 per month ($330,000 per annum) to provide ongoing consultation to Mako US regarding its management services business, including executive, managerial and administrative activities assigned to him by Mako US. The consulting agreement provides that either Mako US or Mr. Leisman may terminate the consulting agreement by providing 60 days prior written notice and, in the event of termination without cause, Mr. Leisman shall be entitled to a cash amount representing 12 months of consulting fees prior to the date of termination. In the event Mr. Leisman's consulting agreement is terminated by Mako US within 90 days of a change of control of the Company, Mr. Leisman shall be entitled to receive the greater of (a) the amount represented by twelve (12) months' consulting fees or (b) the total cash compensation received by Mr. Leisman in the trailing twelve (12) months prior to the change of control.

Ezequiel Sirotinsky, Chief Financial Officer and Corporate Secretary

Mr. Sirotinsky has a consulting agreement with the Company, having an effective date of June 25, 2024, under which he provides services as the Company's CFO and Corporate Secretary. Mr. Sirotinsky is paid $17,500 per month ($210,000 per annum) pursuant to the terms of the consulting agreement. In addition to the monthly salary, Mr. Sirotinsky is also eligible to receive a discretionary annual bonus with a target of 50% of the annual salary based on meeting certain agreed upon objectives. Pursuant to the consulting agreement, Mr. Sirotinsky provides those services which would normally be undertaken by a CFO and Corporate Secretary including but not limited to general management and oversight of all financial reporting, administrative and legal matters affecting the Company and such other additional services as may be agreed to from time to time. The consulting agreement with the Company provides that Mr. Sirotinsky may terminate his agreement by providing the Company with 30 days prior written notice and, in the event of such termination, Mr. Sirotinsky shall be entitled to all fees, expenses and payment of any personal days accrued but not yet used since the effective date of the consulting agreement and no further rights to compensation or benefits from the Company. In the event Mr. Sirotinsky's agreement is terminated by the Company at any time and for any reason, the Company will provide Mr. Sirotinsky with a termination fee equal 12 months of his then current salary under the consulting agreement (the "Termination Fee"), along with payment for any fees and expenses accrued as of the effective date of termination and payment of any personal days accrued but not used since the effective date of the consulting agreement.  If within 12 months following a change of control Mr. Sirotinsky's consulting services are terminated without cause, Mr. Sirotinsky is entitled to receive a change of control fee equal to 12 months of his current salary, provided certain conditions are met.  The change of control fee is in lieu of, and not in addition to, the Termination Fee noted above.

Stephen Parsons, President

Mr. Parsons has an employment agreement with the Company, having an effective date of April 21, 2025, pursuant to which he serves as President of the Company. Mr. Parsons is paid a base salary of C$300,000 per year pursuant to the terms of his employment agreement.  The employment agreement provides that Mr. Parsons may terminate his employment by providing the Company with 60 days prior written notice and, in the event of such termination, Mr. Parsons shall be entitled to all compensation accrued through the effective date of such termination and no further rights to compensation or benefits from the Company.  In the event Mr. Parsons employment is terminated by the Company without cause, the Company must provide Mr. Parsons with the greater of: (i) twelve (12) months' notice of termination or base salary in lieu of such notice; or (ii) the minimum entitlements to notice of termination and severance pay, if applicable, under the ESA. Mr. Parsons' participation under employee benefits will continue for such minimum period as required by the ESA. In the event Mr. Parsons is terminated by the Company or Mr. Parsons provides notice of resignation within 6 months of a change of control of the Company, he shall be entitled to receive compensation equal to twelve (12) months of his then current base salary, the amount of the previous year's discretionary annual bonus and the cash equivalent of the accrued unused vacation, subject to Mr. Parsons executing a non-revocable standard form of release acceptable to the Company.

Jesse Munoz, Chief Operating Officer

Mr. Munoz has an employment agreement with the Company, having an effective date of October 1, 2019, pursuant to which he serves as Chief Operating Officer of the Company. Mr. Munoz is paid a base salary of C$7,500 per year pursuant to the terms of the employment agreement to provide those services which would normally be undertaken by a Chief Operating Officer including but not limited to general management and oversight of all operational, administrative, financial and legal matters affecting the Company and such other additional services as may be agreed to from time to time. The employment agreement provides that Mr. Munoz may terminate his employment by providing the Company with 60 days prior written notice and, in the event of such termination, Mr. Munoz shall be entitled to all compensation accrued through the effective date of such termination and no further rights to compensation or benefits from the Company.  In the event Mr. Munoz's employment is terminated by the Company without cause, the Company must provide Mr. Munoz with the greater of: (i) twelve (12) months' notice of termination or base salary in lieu of such notice; or (ii) the minimum entitlements to notice of termination and severance pay, if applicable, under the ESA. Mr. Munoz participation under employee benefits will continue for such minimum period as required by the ESA. In the event Mr. Munoz is terminated by the Company or Mr. Munoz provides notice of resignation within 90 days of a change of control of the Company, he shall be entitled to receive compensation equal to twelve (12) months of his then current base salary, which shall be paid over a twelve-month period, subject to Mr. Munoz executing a non-revocable standard form of release acceptable to the Company.

Mr. Munoz also has an employment agreement, having an effective date of September 23, 2019, as amended with Mako US pursuant to which he serves as Chief Operating Officer of Mako US. Mr. Munoz is paid a base salary of $27,083.33 per month ($325,000 per annum) pursuant to the terms of the employment agreement. The  employment agreement provides that either Mako US or Mr. Munoz may terminate the agreement by providing 60 days prior written notice and, in the event of termination without cause, Mr. Munoz shall be entitled to any fees then due and payable for services completed to the date of termination. In the event Mr. Munoz's agreement is terminated as a result of a change or control of the Company, Mr. Munoz shall be entitled to the amount represented by 12 months of salary.

Frank Powell, Vice-President of Exploration

Mr. Powell has an employment agreement, having an effective date of June 1, 2024, as amended with Mako US. Mr. Powell serves as Vice-President of Exploration and currently receives a base salary from Mako US in the amount of $15,833.35 per month ($190,000 per annum) pursuant to the terms of the employment agreement. Pursuant to the employment agreement, Mr. Powell provides those services which would normally be undertaken by a Vice-President of Exploration including but not limited to executive, general management, administrative responsibilities, and such other additional services as may be agreed to from time to time. The employment agreement provides that Mr. Powell or Mako US may terminate his employment by providing 60 days prior written notice and, in the event of such termination, Mr. Powell shall be entitled to all compensation accrued through the effective date of such termination and no further rights to compensation or benefits from Mako US. In the event Mr. Powell or Mako US terminates Mr. Powell's employment because of a change of control or if Mako US terminates Mr. Powell's employment without cause then he shall be entitled to receive compensation equal to 12 months of his then-current monthly base-salary, which shall be paid over a twelve-month period consistent with Mako US' regular payroll schedule, plus all benefits provided for 12 months from the termination date, subject to Mr. Powell executing a non-revocable standard form of release acceptable to Mako US.

Payments on a Termination/Change of Control as of December 31, 2025

Assuming a termination without cause or a change of control of the Company occurred as of December 31, 2025, it is estimated that Messrs. Leisman, Sirotinsky, Parsons, Munoz, and Powell would have been entitled to the following payments:

Name of NEO	Termination Without Cause Payments(1) ($)	Change of Control Payments(1) ($)
Akiba Leisman, CEO (2)	1,401,554	3,976,943
Ezequiel Sirotinsky, CFO and Corporate Secretary (3)	436,662	872,547
Steve Parsons, President (4)	1,122,279	1,794,564
Jesse Munoz, COO (5)	894,072	2,185,484
Frank Powell, VP of Exploration (6)	211,975	892,196

Notes:

(1) Termination without cause payments include the fair value of vested outstanding Share-Based Awards and Option-Based Awards as at December 31, 2025. Change of control payments include the fair value of both vested and unvested outstanding Share-Based Awards and Option-Based Awards as at December 31, 2025. Upon a Change of Control, if the NEOs employment or service are terminated or they are constructively dismissed within 12 months, all unvested RSUs and stock options immediately vest, with options remaining exercisable until the earlier of their original expiry date and 90 days following termination. There is no such accelerated vesting on termination without cause however the Board has the discretion to accelerate vesting under the terms of the Omnibus Plan. Refer section Outstanding Share-Based Awards and Option-Based Awards above.

(2) Base salary of approximately $330,000 pursuant to his consulting agreement with Mako US plus $5,472 (C$7,500 based on the December 31, 2025, exchange rate of $1.00 = C$1.3707) pursuant to his employment agreement with the Company.

(3) Base salary of $210,000 pursuant to his consulting agreement with the Company.

(4) Base salary of approximately $218,869 pursuant to his employment agreement with the Company (C$300,000 based on the December 31, 2025, exchange rate of $1 = C$1.3707). In addition, Mr. Parsons received during fiscal 2025, a cash bonus totalling $56,875 (C$77,957 based on the December 31, 2025, exchange rate of $1 = C$1.3707).

(5) Base salary of approximately $325,000 pursuant to his employment agreement with Mako US plus perquisites of $79,021 plus $5,472 (C$7,500 based on the December 31, 2025, exchange rate of $1.00 = C$1.3707) pursuant to his employment agreement with the Company.

(6) Base salary of $190,000 pursuant to his employment agreement with Mako US plus prerequisites of $21,975.

Director Compensation

As part of its mandate, the CCGN Committee is responsible for annually reviewing and recommending to the Board a compensation package for its members. In considering the Directors' compensation, the CCGN Committee takes into consideration the relative responsibilities of Directors in serving on the Board and the types of compensation and the amounts paid to directors of comparable publicly traded Canadian companies.

The following table shows the annual retainers paid to non-executive directors during 2025:

Retainers & Fees ($)	Chair	Member
Board	$36,000	$30,000
Committees	$6,000	$3,000

The annual retainer paid to non-executive Board and Board Committee members are paid on a quarterly basis. Directors are also entitled to be reimbursed for travel and other out-of-pocket expenses incurred for attendance at Directors' meetings, but are not compensated for travel time in connection with attendance at the board meetings.

The following table sets forth all amounts of compensation earned by, paid or payable to each Director of the Company, other than NEOs for the financial year ended December 31, 2025.

Director Name	Fees Earned ($)	Share- Based Awards(4) ($)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
John Hick(1)(2)(3)(5)	159,764	-	-	-	-	-	159,764
John Pontius(6) former director	17,875	-	-	-	-	-	17,875
Paul Jacobi(7)	29,375	75,361	-	-	-	-	104,736
Mario Caron(1)(2)(3)(8)	145,200	-	-	-	-	-	145,200
N. Eric Fier(3)(9)	117,217	90,435	-	-	-	-	207,651
Laurence Gaborit(2)(3)(10)	64,177	75,361	-	-	-	-	139,539
Asheef Lalani(11)	19,500	75,361	-	-	-	-	94,861

Notes:

(1) Members of a special committee (the "Special Committee"), established in November 2022 in connection with overseeing a risk mitigation process put in place by the Company to address United States sanctions imposed on the General Directorate of Mines in Nicaragua as announced by the United States Department of the Treasury Office of Foreign Assets Controls, are paid $2,000 per month.

(2) Members of a special committee established on November 7, 2024, in connection with the Company's acquisition of the Moss Mine in Arizona ("Moss Transaction Special Committee"), which was dissolved in March 2025 following the completion of the acquisition, were paid $4,000 per month, with $5,000 per month to the Chair of such committee.

(3) Members of a special committee established in August 2025 in connection with the Company's acquisition of the Mt. Hamilton project on Nevada "Mt. Hamilton Transaction Special Committee"), which was subsequently dissolved in March 2026 following completion of the acquisition, were paid $4,000 per month, with $5,000 per month paid to the Chair of such committee.

(4) Each director was given the option to elect a grant of DSUs having a value of approximately C$100,000 or cash in the amount of C$75,000 in connection with the grant of long-term incentives. Messrs. Hick and Caron elected to receive the cash amount and were therefore not awarded any Share-Based awards for 2025. On April 8, 2026, the Company granted 13,841 DSUs to Mr. Fier and 11,534 DSUs each to Mr. Jacobi, Ms. Gaborit and Mr. Lalani as part of the 2025 annual incentive award. Each DSU has been valued at C$9.05, which was the Company's closing share price on the date of grant converted using an exchange of $1.00 to C$1.3851.

(5) Mr. Hick was appointed Director of the Company on November 9, 2018 and was appointed as Lead Director on August 19, 2025. Mr. Hick also is the Chair of the Audit Committee, a member of the CCGN Committee, and a member of the Special Committee. He was a Chair of the Moss Transaction Special Committee and the Mt. Hamilton Transaction Special Committee. Additionally, as included in the fees earned above, the Company paid $59,562 (C$82,500, based on an exchange rate of $1.00 = C$1.3851) in April 2026 for the 2025 annual incentive award.

(6) Mr. Pontius was appointed Director of the Company on November 9, 2018, and resigned effective July 2, 2025. Mr. Pontius was the Chair of the CCGN Committee and a member of the Audit Committee prior to his resignation.

(7) Mr. Jacobi was appointed Director of the Company on July 29, 2019. He was also a member of the CCGN until September 20, 2024.

(8) Mr. Caron was appointed director of the Company on June 5, 2020. Mr. Caron also is also the Chair of the Technical Committee and a member of the Audit Committee and Special Committee. He was a member of the Moss Transaction Special Committee and Mt. Hamilton Transaction Special Committee. Additionally, as included in the fees earned above, the Company paid $54,148 (C$75,000, based on an exchange rate of $1.00 = C$1.3851) in April 2026 for the 2025 annual incentive award.

(9) N. Eric Fier was appointed director of the Company on July 3, 2024. Mr. Fier also is the Chairman of the Board of Directors and a member of the Technical Committee. He was a member of the Mt. Hamilton Transaction Special Committee. The fees earned by Mr. Fier includes a special cash bonus of $59,493 (C$83,160 based on an exchange rate of $1.00 = C$1.3978).

(10) Laurence (Laurie) Gaborit was appointed Director of the Company on July 3, 2024. Ms. Gaborit is a member of the CCGN Committee and a member of the Technical Committee. She was a member of the Moss Transaction Special Committee and the Mt. Hamilton Transaction Special Committee.

(11) Asheef Lalani was appointed director of the Company on July 2, 2025. Mr. Lalani is the Chair of the CCGN Committee and a member of the Audit Committee.

The Company had no other arrangements, standard or otherwise, pursuant to which directors were compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as a consultant or expert during the most completed financial year, or subsequently, up to and including the date of this Statement of Executive Compensation.

Directors may be granted Options, RSUs and DSUs from time to time under the Omnibus Plan. The purpose of granting such equity-based awards is to assist the Company in compensating, attracting, retaining and motivating the directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Company at the end of the most recently completed financial year, including awards granted before December 31, 2025, to each of the directors, other than NEOs:

	Option-Based Awards				Share-Based Awards
Director Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (C$)	Option Expiration Date	Value of Unexercised In- The-Money Options(1) ($)	Number of Shares Or Units Of Shares That Have Not Vested(2) (#)	Market or Payout Value Of Share-Based Awards That Have Not Vested(3) ($)
John Hick	Nil	n/a	n/a	n/a	123,840	720,126
Paul Jacobi	Nil	n/a	n/a	n/a	90,600	526,836
Mario Caron	Nil	n/a	n/a	n/a	90,600	526,836
N. Eric Fier	68,200(4)	1.45	December 1, 2028	324,430	31,500(6)	183,172
	61,600(4)	1.95	December 15, 2027	270,562
	28,600(4)	3.64	December 13, 2026	90,353
	19,800(4)(5)	5.91	December 10, 2025	29,759
Laurence Gaborit	16,500(4)	1.45	December 1, 2028	78,491	20,000	116,299
	47,300(4)	1.50	August 11, 2028	223,283
Asheef Lalani	Nil	n/a	n/a	n/a	Nil	n/a

Notes:

(1) Value of unexercised in-the-money options is calculated based on the difference between the market value of the Company's common shares as at December 31, 2025, and the exercise price of the Options (rounded up to the nearest dollar). The closing price of the Company's shares on the TSXV on December 31, 2025, was C$7.97 per share and the exchange rate used for conversion to $ was C$1.3706.

(2) Represents DSUs which will vest upon termination with the Company.

(3) Market or Payout Value of Share-Based Awards is calculated based on number of units not yet vested multiplied by market price of the underlying shares as at December 31, 2025. The closing price of the Company's shares on the TSXV on December 31, 2025, was C$7.97 per share and the exchange rate used for conversion $ was C$1.3706.

(4) The options held by Mr. Fier and Mrs. Gaborit are fully-vested and governed by the terms of the amended and restated stock option plan of Goldsource Mines Inc., which the Company assumed upon closing of its acquisition of Goldsource Mines Inc. in July 2024.

(5) Mr. Fier had a total of 19,800 Options that were set to expire on December 10, 2025, however due to the Company being within a blackout period and Mr. Fier's Options being in-the-money they were extended beyond the expiry date pursuant to the terms of the Omnibus Plan and were exercised in full subsequently after the financial year ended December 31, 2025.

(6) Includes 6,500 RSUs which will vest on July 4, 2026.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth the value vested or earned during the financial year ended December 31, 2025, in connection with incentive plan awards granted to directors, other than NEOs:

Name	Option-Based Awards - Value Vested During The Year ($)	Share-Based Awards - Value Vested During The Year ($)	Non-Equity Incentive Plan Compensation - Value Earned During The Year ($)
John Hick	Nil	Nil	Nil
John Pontius (1) former director	Nil	196,981	Nil
Paul Jacobi	Nil	Nil	Nil
Mario Caron	Nil	Nil	Nil
N. Eric Fier	Nil	Nil	Nil
Laurence Gaborit	Nil	Nil	Nil
Asheef Lalani	Nil	Nil	Nil

Note:

(1) Mr. Pontius resigned from the Board on July 2, 2025 and his 70,600 DSUs vested. The Company uses the closing market price of the Company's common shares on the TSXV as of the date of vesting to calculate the value vested during the year.